
02005898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
354
WASH. D.C.
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

D.E. Wine Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14505 Torrey Chase Blvd., #400
(No. and Street)

Houston	Texas	77014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

3/15/02
S.S

OATH OR AFFIRMATION

I, W. Randall Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.E. Wine Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROBERT YRSHUS
MY COMMISSION EXPIRES
SEPTEMBER 8, 2005

Signature

V. P

Title

Notary Public 2/26/02

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

D.E. WINE INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

D.E. WINE INVESTMENTS, INC.

CONTENTS



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
D.E. Wine Investments, Inc.

We have audited the accompanying statement of financial condition of D.E. Wine Investments, Inc., as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.E. Wine Investments, Inc., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has incurred substantial recurring losses, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 18, 2002

D.E. WINE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 59,572
Receivable from broker-dealers and clearing organizations	34,260
Advances	8,349
Receivable from related party	1,641
Other assets	1,350
	$ 105,172

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 17,421
Accrued expenses and other liabilities	38,347
	55,768
Stockholders' equity	
Common stock	100
Additional paid-in capital	575,208
Retained earnings (deficit)	(525,904)
Total stockholders' equity	49,404
	$ 105,172

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Securities commissions	$ 955,916
Interest income	29,970
Other income	25,005
	1,010,891
Expenses	
Compensation and benefits	186,450
Commissions and clearance paid to all other brokers	731,990
Communications	102,511
Occupancy and equipment costs	81,438
Promotional costs	27,686
Regulatory fees and expenses	13,832
Other expenses	37,380
	1,181,287
Loss before income tax expense	(170,396)
Income tax expense	-0-
Net loss	$ (170,396)

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2000	1,000,000	$ 100	$ 545,208	$ (355,508)	$ 189,800
Capital contribution			30,000		30,000
Net loss				(170,396)	(170,396)
Balances at December 31, 2001	1,000,000	$ 100	$ 575,208	$(525,904)	$ 49,404

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2001

Balance at December 31, 2000	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (170,396)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(914)
Decrease in advances	34,081
Decrease in receivable from related party	53,757
Increase in accounts payable	9,244
Increase in accrued expenses and other liabilities	13,761
Net cash provided (used) by operating activities	(60,467)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contribution	30,000
Net cash provided (used) by financing activities	30,000
Net increase (decrease) in cash	(30,647)
Cash at beginning of year	90,039
Cash at end of year	$ 59,572

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

D.E. Wine Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Vintage Holding Corp. ("Vintage") ("Parent"). Substantially all of the Company's business is conducted with customers located in the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Securities are carried at fair market value, and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the correspondent broker/dealer. Should the correspondent broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2001, approximates the amounts owed.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2001 was $2,263 and is reflected in promotional costs.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $38,064 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was 1.47 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Capital Stock

The Company has the authority to issue 50,000,000 shares of .0001 par value common stock, of which 1,000,000 shares are issued and outstanding.

In addition, the Corporation shall also be authorized to issue 20,000 preferred shares without par value. The Corporation's Board of Directors shall have authority to divide such preferred shares into series; to set the stated value of each series; and to fix and determine the relative rights and preferences thereof, including the rate of dividends, the price and terms and conditions on which these preferred shares may be redeemed, the amount payable upon these preferred shares in the event of involuntary liquidation, the amount payable upon shares in the event of voluntary

Note 4 - Capital Stock, continued

liquidation, sinking fund provisions for redemption or purchase of these preferred shares, the terms and conditions upon which these preferred shares may be converted if the shares of any series may be permitted to vary now or hereafter by the Texas Business Corporation Act.

Note 5 - Related Party

Vintage has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with Vintage under this contract through December 31, 2001, were $14,700.

Note 6 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company's income is included in the consolidated income tax return of Vintage. The Company at December 31, 2001, has net operating losses of approximately $369,480, which would be carried forward to offset future taxable income. This net operating loss carryforward would expire as follows:

Year	Amount
2013	$ 89,149
2014	115,009
2016	165,322
	$ 369,480

The tax benefit from the net operating loss carryforward of $127,000 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 7 - Concentration Risk

At various times throughout the year ended December 31, 2001, the Company had cash balances in excess of Federally insured limits of $100,000.

Note 8 - Pension Plans

The Company has a SAR-SEP pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. During the year ended December 31, 2001, the Company made no contributions to the plan.

Note 9 - Commitments and Contingencies

The Company together with others has been named as a defendant in one lawsuit and one arbitration proceeding incidental to its securities business. These plaintiffs seek damages in excess of $200,000. Management intends to present a vigorous defense.

The ultimate outcome of the proceedings cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding it will continue to receive capital infusions as necessary.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2001

Schedule I

D.E. WINE INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 49,404
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		49,404
Deductions and/or charges		
Non-allowable assets:		
Advances	$ 8,349	
Receivable from related party	1,641	
Other assets	1,350	(11,340)
Net capital before haircuts on securities positions		38,064
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 38,064

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 17,421
Accrued expenses and other liabilities	38,347
Total aggregate indebtedness	$ 55,768

The preceding notes are an integral part of this supplemental information.

Schedule I (continued)

D.E. WINE INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,720
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 33,064
Excess net capital at 1000%	$ 32,487
Ratio: Aggregate indebtedness to net capital	1.47 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material in the computation of net capital under Rule 15c3-1 from the Company's computation.

The preceding notes are an integral part of this supplemental information.

Schedule II

D.E. WINE INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

The preceding notes are an integral part of this supplemental information.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
D.E. Wine Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of D.E. Wine Investments, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 18, 2002